UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        CAPE COASTAL TRADING CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   139330 10 4
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 21, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |  NAMES  OF  REPORTING  PERSONS
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       David  M.  Loev
--------------------------------------------------------------------------------
| 2 |  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  *       (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
| 3 |  SEC  USE  ONLY
--------------------------------------------------------------------------------
| 4 |  SOURCE  OF  FUNDS*
       OO
--------------------------------------------------------------------------------
| 5 |  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
       REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                         [ ]
--------------------------------------------------------------------------------
| 6 |  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United  States
--------------------------------------------------------------------------------
                        | 7 |  SOLE  VOTING  POWER
NUMBER  OF                     575,094
SHARES                  --------------------------------------------------------
BENEFICIALLY            | 8 |  SHARED  VOTING  POWER
OWNED  BY  EACH                N/A
REPORTING               --------------------------------------------------------
PERSON  WITH            | 9 |  SOLE  DISPOSITIVE  POWER
                               575,094
--------------------------------------------------------------------------------
|10  |  SHARED  DISPOSITIVE  POWER
        N/A
--------------------------------------------------------------------------------
| 11 |  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        575,094
--------------------------------------------------------------------------------
| 12 |  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
        SHARES  *
        N/A
--------------------------------------------------------------------------------
| 13 |  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        25.0%
--------------------------------------------------------------------------------
| 14 |  TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Schedule 13D relates to the Common Stock of Cape Coastal Trading Corporation (the "Company"). The principal executive offices of the Company are located at 350 5th Avenue, Suite 3304, New York, NY 10018.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by David M. Loev. Mr. Loev's business address is 2777 Allen Parkway, Suite 1000, Houston, Texas 77019. Mr. Loev, is a beneficial owner of greater than 10% of the Company's outstanding common stock.

(d)-(e) During the last five years, Mr. Loev: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Loev  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Loev acquired 200,000 shares of the Company's common stock in consideration for consulting services that he provided to the Company. Mr. Loev acquired 375,094 shares of the Company's common stock from Kwajo M. Sarfoh, the Company's President, Chief Executive Officer and Treasurer, in consideration for a commitment to assist Mr. Sarfoh with certain recurring expenses of the Company during the Company's development stage. As a result of these transactions, Mr. Loev beneficially owns 575,094 shares (or 25.0%) of the Company's common stock.

ITEM  4.  Purpose  of  Transaction

Mr.  Loev  acquired  the  securities  of  the  Company  for investment purposes.
Depending on general market and economic conditions affecting Cape Coastal Trading Corporation and other relevant factors, Mr. Loev may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr.  Loev  does  not  have  any plans or proposals which relate to or result in:

          (a) the acquisition by any person of additional securities of Cape Coastal Trading Corporation, or the disposition of securities of Cape Coastal Trading Corporation;

          (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Cape Coastal Trading Corporation or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of Cape Coastal Trading Corporation or any of its subsidiaries;

          (d) any change in the present board of directors or management of Cape Coastal Trading Corporation;

          (e) any material change in the present capitalization or dividend policy of Cape Coastal Trading Corporation;

          (f) any other material changes in Cape Coastal Trading Corporation's business or corporate structure;

          (g) changes in Cape Coastal Trading Corporation's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Cape Coastal Trading Corporation by any person;

          (h) causing a class of securities of Cape Coastal Trading Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of Cape Coastal Trading Corporation becoming eligible for termination of registration pursuant to
               Section  12(g)(4)  of  the  Securities  Exchange  Act of 1934; or

          (j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

     (a) David M. Loev beneficially owns 575,094 shares of common stock, $0.001 par value, of Cape Coastal Trading Corporation. The shares of common stock beneficially owned by Mr. Loev constitute approximately 25.0% of the total number of shares of common stock of Cape Coastal Trading Corporation, based upon 2,300,375 shares of common stock outstanding as of November 9, 2004.

     (b) Mr. Loev has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by Mr. Loev.

     (c) Mr. Loev acquired the common stock as a result of the transactions discussed in ITEM 3, above.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Loev.

     (e)  Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM  7.  Material  to  be  Filed  as  Exhibits

None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2004                           By: /s/David  M.  Loev
                                                       ------------------------
                                                          David  M.  Loev

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